[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(212) 318-6053

keithpisani@paulhastings.com

March 26, 2009	59104.00031

VIA EDGAR

Ms. Erin E. Martin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Strategic Hotels & Resorts, Inc. Registration Statements on Form S-3 (File Nos. 333-157694 and 333-157702)

Dear Ms. Martin:

On Monday, March 23, 2009, Strategic Hotels & Resorts, Inc. (the “Registrant”) received comment letters from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statements on Form S-3 (file nos. 333-157694 and 333-157702), which were filed with the Commission on Wednesday, March 4, 2009 (the “Registration Statements”).

We have incorporated the Commission’s comment (which was identical in both comment letters) into this response letter in italics and have provided the Registrant’s response below.

General

1. We note that you incorporate by reference your fiscal year ended December 31, 2008 Form 10-K that was filed on March 2, 2009. We further note that your Form 10-K incorporates Part III information by reference in your definitive proxy statement, which has not yet been filed. Please amend your Form 10-K to include the Part III information or file your definitive proxy statement. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 123.01, which can be found on our website, for guidance.

In response to the Staff’s comment letters, the Registrant is filing the Proxy Statement with the Commission concurrently with the filing of this response letter. The information that is required by Part III of Form 10-K is included in the Proxy Statement. Accordingly, the Registration Statements now each contain a complete Section 10(a) prospectus in accordance with Securities Act Forms Compliance and Disclosure Interpretation Question 123.01.

Ms. Erin E. Martin

March 26, 2009

*        *        *

If you have any questions, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc:	Michael Zuppone, Esq.